UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
Amendment No. 7

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BluePhoenix Solutions Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M20157109

(CUSIP Number)

Gad Goldstein

Formula Systems (1985) Ltd.

3 Hagalim Boulevard

Herzlia 46715

Israel

(972) 9 959 8800

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

June 14, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

SCHEDULE 13D

CUSIP No. M20157109

1)

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Formula Systems (1985) Ltd.

 _____________________________________________________________________________

2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☐

______________________________________________________________________________

 3)

SEC USE ONLY

______________________________________________________________________________

4)

SOURCE OF FUNDS

OO, WC

______________________________________________________________________________

5)

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

______________________________________________________________________________

6)

CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

___________________________________________________________________________

7)

SOLE VOTING POWER

NUMBER OF

0

SHARES

____________________________________________________________

BENEFICIALLY

8)

SHARED VOTING POWER

OWNED BY

0

EACH

____________________________________________________________

REPORTING

9)

SOLE DISPOSITIVE POWER

PERSON

0

WITH

____________________________________________________________

10)

SHARED DISPOSITIVE POWER

0

______________________________________________________________________________

11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

______________________________________________________________________________

12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

__________________________________________________________________________

13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

__________________________________________________________________________

14)

TYPE OF REPORTING PERSON

CO

This Amendment amends the Schedule 13D, dated January 2, 2003 (the “Schedule 13D”), filed by Formula Systems (1985) Ltd., an Israeli company (“Formula”), with respect to the ordinary shares, par value NIS 0.01 par value, of BluePhoenix Solutions Ltd. (the “Company”).  Notwithstanding this Amendment, the Schedule 13D speaks as of its respective dates.  The principal executive offices of the Company are at 8 Maskit Street, Herzlia 46120, Israel.

Item 4.

Purpose of Transaction.

Item 4 of the Schedule 13D, “Purpose of Transaction,” is amended by adding the following to the end of the Item:

On June 14, 2007, Formula entered into an agreement to sell all 8,038,526 ordinary shares of the Company owned by it to unaffiliated third parties in a privately negotiated transaction for the purchase price of approximately $64.3 million in the aggregate not including related expenses.  The sale of all but 250,000 of these ordinary shares was consummated on June 20, 2007.  The sale of the remaining 250,000 ordinary shares was completed on July 5, 2007.

Item 5.

Interest in the Securities of the Issuer

Item 5(a) of the Schedule 13D, “Interest in the Securities of the Issuer,” is amended by adding the following to the end of the Item:

(a)

As of July 5, 2007, Formula ceased to own any ordinary shares of the Company.

Item 5(e) of the Schedule 13D, “Interest in the Securities of the Issuer,” is amended and restated in its entirety as follows:

(e)

On June 20, 2007, Formula ceased to be the beneficial owner of more than five percent of the ordinary shares of the Company.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D, “Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer,” is amended by adding the following to the end of the Item:

On June 14, 2007, Formula entered into an agreement to sell all 8,038,526 shares of the Company’s ordinary shares owned by it to unaffiliated third parties in a privately negotiated transaction.  This agreement was amended to extend the closing date of the sale of all but 250,000 of the ordinary shares to June 20, 2007.  The sale of the remaining 250,000 ordinary shares took place on July 5, 2007.

Item 7.

Materials to be Filed as Exhibits

99.1

International Securities Purchase Agreement, dated as of June 14, 2007, between Formula Systems (1985) Ltd. and the purchasers signatory thereto, as amended (incorporated by reference to the Annual Report on Form 20-F filed by Formula Systems (1985) Ltd. with the Securities and Exchange Commission on June 29, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

FORMULA SYSTEMS (1985) LTD.

By:  _________________________________

Gad Goldstein

Chairman of the Board of Directors and

Chief Executive Officer

Date: August 2, 2007